File No. 812-[     ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT
TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION

FROM SECTION 23(a)(1) OF THE 1940 ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

ISQ INFRASTRUCTURE INCOME FUND
I SQUARED CAPITAL REGISTERED ADVISOR LLC

Please direct all communications regarding this Application to:

Gautam Bhandari

I Squared Capital Registered Advisor LLC

600 Brickell Avenue, Penthouse

Miami, FL 33131

(786) 841-5119

gautam.bhandari@isquaredcapital.com

With copies to:

Benjamin Wells, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2516
bwells@stblaw.com

Jonathan H. Gaines, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-3974
jonathan.gaines@stblaw.com

This Application (including Exhibits) contains 65 pages.

As filed with the Securities and Exchange Commission on February 11, 2025

Page 2 of 65 Sequentially Numbered Pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 23(a)(1) OF THE 1940 ACT
In the Matter of:

ISQ Infrastructure Income Fund
I Squared Capital Registered Advisor LLC

File No. 812-[ ]

I.            INTRODUCTION

I Squared Capital Registered Advisor LLC (the “Existing Adviser”) and ISQ Infrastructure Income Fund, an entity registered as a closed-end management investment company (the “ISQ Fund” and together with the Existing Adviser, the “Applicants”), hereby file this application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Section 23(a)(1) of the 1940 Act.

Applicants seek an order of the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 23(a)(1) of the 1940 Act to the extent necessary to allow a Fund1 to pay its Adviser2 all or part of the Advisory Fees3 earned by the Adviser in its common shares4 in lieu of paying an equivalent amount in cash.

[1]	As used herein, the term “Fund” means (i) the ISQ Fund and (ii) any existing or future closed-end management investment company (A) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (B) whose investment adviser is an Adviser (as defined below) and (C) that intends to rely on the requested order. The term “BDC” means business development company as defined under Section 2(a)(48) of the 1940 Act. Each person that currently intends to rely on the requested order is named as an Applicant. Any person that relies on the requested order in the future will do so only in accordance with the terms and conditions contained in this Application.
[2]	As used herein, the term “Adviser” means (i) the Existing Adviser, (ii) any investment adviser that controls, is controlled by or is under common control with the Existing Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) or (iii) any successor in interest to any entity described under (i) and (ii) of this definition. For purposes of the requested order, the term “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The term “Advisory Fees” means the compensation a Fund agrees to pay its Adviser pursuant to an investment advisory agreement with its Adviser subject to Section 15 of the 1940 Act (each, an “Advisory Agreement”). Such compensation may include base management fees, income-based incentive fees, and/or capital gains-based incentive fees, as applicable and permissible under the Advisers Act. For purposes of describing such compensation in this Application, the Applicants do not differentiate among the various forms of Advisory Fees. In each case, if the relief from Section 23(a)(1) is granted, an Adviser could receive shares in lieu of a dollar amount of Advisory Fees.
[4]	References to common shares herein are meant to apply to common equity securities of a Fund, including shares of common stock, shares of beneficial interest, limited liability company units or similar equity securities.

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II.          BACKGROUND

A.          The Applicants

1.       The Existing Adviser

I Squared Capital Registered Advisor LLC is a Delaware limited liability company and registered as an investment adviser under the Advisers Act. The Existing Adviser or another Adviser will serve as the investment adviser to the ISQ Fund pursuant to its Advisory Agreement. Subject to the overall supervision of the ISQ Fund’s board of trustees, the Existing Adviser or another Adviser will manage the day-to-day operations of the ISQ Fund.

2.       The ISQ Fund

ISQ Infrastructure Income Fund is a Delaware statutory trust that will operate as an externally-managed, non-listed5 closed-end management investment company. The ISQ Fund has filed a registration statement with the Commission on Form N-2 under the 1940 Act and the Securities Act of 1933 that will be declared effective by the staff of the Commission (the “Staff”) prior to the ISQ Fund publicly offering its common shares and prior to the Applicants relying on the requested order. The ISQ Fund’s investment objective is to seek to generate current income and, to a lesser extent, to provide long-term capital appreciation.

The ISQ Fund will continuously offer its common shares and expects to offer periodic liquidity with respect to its common shares through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).6 The ISQ Fund expects to invest primarily in illiquid assets. The ISQ Fund intends to offer multiple classes of common shares with varying sales and asset based service and/or distribution fees and impose early withdrawal charges pursuant to separate exemptive relief from the Commission.

III.         REQUEST FOR EXEMPTIVE RELIEF

The Applicants seek an exemption from the provisions of Section 23(a)(1) pursuant to Section 6(c) to permit an Adviser to elect to receive some or all of its earned Advisory Fees in common shares pursuant to the terms and subject to the conditions of the Advisory Agreement. The Applicants believe that the requested relief meets the standards of Section 6(c).

IV.         OVERVIEW OF THE ARRANGEMENT

The proposed arrangement will provide an Adviser the option of receiving some or all of the Advisory Fees payable by a Fund under an Advisory Agreement in the form of the Fund’s common shares in lieu of cash payment. As is required by the 1940 Act, each Adviser will manage a Fund pursuant to an Advisory Agreement that precisely describes the full nature and method of calculation of the Advisory Fees. Each Advisory Agreement will also specify that the Adviser may elect to receive payment of the Advisory Fees it earns, in whole or in part, in an amount of the Fund’s common shares equal in value to the dollar figure of the Advisory Fees owed.7 Each Fund will describe this mechanism in its registration statement or other offering document used in any private offerings (collectively, the “PPM”).

[5]	If the ISQ Fund, or any other Fund, lists its common shares, it will no longer rely on the requested relief.
[6]	Other Funds that rely on the requested order in the future may offer periodic liquidity in compliance with Rule 23c-3 under the 1940 Act (“Interval Funds”). The Applicants believe that the discussions herein regarding the requested relief apply to the same extent to Interval Funds as they do to any other Fund.
[7]	If an existing Fund seeks to rely on the requested relief it will first submit the proposed amendment to its Advisory Agreement to shareholders for approval in accordance with Section 15(a) of the 1940 Act.

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Each Fund’s Advisory Agreement will specify the fee calculation period for Advisory Fees (e.g., annually, quarterly, monthly, etc.) (such period, the “Fee Calculation Period”). At the beginning of each Fee Calculation Period, each Fund’s Adviser will elect to receive its Advisory Fees for such Fee Calculation Period in cash, common shares or some combination of both.8 In making such an election, the Adviser will consider the best interests of the Fund and its shareholders. For any Fee Calculation Period during which the Adviser has elected to receive all or a portion of its Advisory Fees in common shares, the Fund will post a notice to that effect on the Fund’s website. The Fund will maintain and make publicly available on the Fund’s website a historical record of how the Adviser was compensated for each Fee Calculation Period during the Fund’s last three fiscal years. The Fund will include, in response to any item on the applicable Form for registration of securities requiring a description of the Adviser’s compensation (currently Item 9 of Form N-2) and in a similar description contained in a PPM for any private offering, a cross-reference noting the availability of such historical information on the Fund’s website. At the conclusion of the Fee Calculation Period, each Fund will calculate the precise dollar figure of the Advisory Fee, regardless of whether the Adviser had previously elected for that Fee Calculation Period payment in cash, common shares or a combination of both. Although Advisory Fees will not be set at a fixed dollar amount (in that the dollar amount of fees will not be the same for every Fee Calculation Period), they will be nonetheless readily ascertainable as a fixed dollar amount because they will be calculated in accordance with the terms of each applicable Advisory Agreement. If the Adviser has elected to receive all or a portion of its Advisory Fees for that Fee Calculation Period in common shares in lieu of cash, the Fund will take an additional step and calculate the number of common shares it must issue to the Adviser that have a value equal to the dollar amount of the Advisory Fee.

The number of common shares that the Adviser will receive will be equal to the quotient of (x) the sum of Advisory Fees elected by the Adviser for payment in common shares and (y) the greater of (i) the current net asset value (“NAV”) per share of the class of common shares the Adviser will receive, as determined by or under the supervision of the Fund’s board of directors in accordance with Section 23(b) of the 1940 Act and (ii) the current offering price of the class of common shares the Adviser will receive. Any common shares that an Adviser receives will be issued at the same price per share available to other investors in the Fund at the time of issuance to the Adviser.

For example, if an Adviser earned Advisory Fees amounting to $200,000 for a given Fee Calculation Period and the Fund’s NAV per share and offering price per share was $25 at the time of issuance to the Adviser, the Fund would issue 8,000 common shares to the Adviser if the Adviser had elected to receive its entire Advisory Fee in common shares for that Fee Calculation Period.

Earned Advisory Fees	NAV Per Share	Offering Price Per Share	Number of Common Shares Issued
$200,000	$25	$25	8,000

As another example, if an Adviser earned Advisory Fees amounting to $200,000 for a given Fee Calculation Period, the Fund’s offering price per share was $25.641 at the time of issuance to the Adviser and the Fund’s NAV per share was $25 at the time of issuance to the Adviser, the Fund would issue 7,800 common shares to the Adviser if the Adviser had elected to receive its entire Advisory Fee in common shares for that Fee Calculation Period.

Earned Advisory Fees	NAV Per Share	Offering Price Per Share	Number of Common Shares Issued
$200,000	$25	$25.641	7,800

In lieu of a cash payment of Advisory Fees, a Fund will only issue a class of common shares otherwise available for purchase, and reasonably expected to be purchased, by other similarly eligible investors. Such class of common shares will not exist solely for investment by the Adviser and/or its affiliates. The Fund’s Advisory Agreement will detail the specific class of common shares that the Fund may issue to the Adviser as compensation in lieu of a cash payment.

[8]	If an Adviser elects to receive its Advisory Fees in a combination of cash and common shares, it will also choose at the beginning of the Fee Calculation Period what portion of the Advisory Fees it will receive in common shares.

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The Adviser will receive common shares in lieu of cash compensation at the same price as such other investors acquiring the same class of shares (which will generally be the current NAV per share).9 If the applicable Fund offers multiple classes of common shares, the Advisory Agreement would generally specify that the Fund’s Adviser may elect to receive common shares of the class most suitable for institutional investors. The Adviser would otherwise be able to purchase common shares of the institutional class in each instance it receives common shares of that class pursuant to the requested relief. A Fund will only issue common shares to the Adviser on days when the Fund has determined its NAV in accordance with Section 23(b) of the 1940 Act.

An Adviser will be subject to the same fees and expenses applicable to the Fund’s other shareholders in the relevant class and will not receive preferential voting, dividend or liquidity rights with respect to its common shares. Any common shares received by the Adviser in lieu of cash will have the same rights and obligations as common shares of the same class issued to other investors in the Fund, except that an Adviser will “mirror vote” any common shares received in lieu of a cash payment for Advisory Fees. That is, an Adviser will vote any such common shares in the same proportion as the vote of all other shareholders that are not (i) an Adviser or its control affiliates, and (ii) to the Adviser’s knowledge, affiliates of the Adviser (excluding control affiliates), for so long as the Adviser serves as the investment adviser to the Fund.

Each Adviser will have the same opportunity and rights to liquidate common shares of a Fund it received in lieu of cash payment of Advisory Fees as other shareholders of that Fund. No Adviser nor any affiliates of an Adviser will receive priority with respect to any tender or repurchase offer made by a Fund, but an Adviser and any affiliate of an Adviser may participate in any periodic tender or repurchase offers made by the applicable Fund to its shareholders, subject to the same general limitations applicable to other shareholders. An Adviser and its affiliates having equal priority may reduce the ability of Fund shareholders to obtain liquidity through a Fund’s periodic tender or repurchase offers as those offers may be more likely to become oversubscribed, in which case each shareholder’s request for liquidity (including the request of the Adviser) may be cut back. However, if an Adviser were to choose to use its cash compensation to purchase common shares and chooses to tender, any such offer by a Fund is equally as likely to become oversubscribed. As required by Section 30(h) of the 1940 Act, each Adviser and its affiliated persons will make public filings with the Commission disclosing any transactions in a Fund’s common shares as required by Section 16 of the Exchange Act.

Additionally, an Adviser that elects to receive payment in common shares will commit to the Fund to forgo selling those common shares for at least 12 months from the date of issuance, except in exceptional circumstances such as if it no longer serves as the investment adviser of the Fund. In such a case, the Adviser will keep a record of the reason for selling the shares within 12 months and the records will be maintained and preserved in accordance with Rule 204-2(e)(1) under the Advisers Act. This commitment would provide further assurances that an Adviser bears the long-term benefits and risks of an investment in a Fund’s shares and decreases the likelihood of any potential over-reaching by the Adviser. The Fund’s public disclosure will state the Adviser’s undertaking. Furthermore, under such a scenario, the Adviser represents that it would have access to the financial resources to pay its own expenses without receiving the Advisory Fees in cash for the applicable Fee Calculation Period.

Consistent with fiduciary obligations under the 1940 Act, on an annual basis, the Independent Directors10 of each Fund will review such Fund’s Advisory Agreement in accordance with Section 15(c) and subject to Section 36 of the 1940 Act, including those provisions allowing for payment of Advisory Fees in common shares. To the extent an Adviser receives any fallout benefits from receiving compensation in shares rather than in cash, the Adviser will disclose such benefits to the Independent Directors. In order for a Fund to continue to rely on the requested relief, each year a majority of each Fund’s Independent Directors must determine that the continued use of the share payment provisions remain in the best interest of the applicable Fund and its shareholders. In reviewing a Fund’s Advisory Agreement, its Independent Directors will consider the potential impact of the share payment policy on the Fund’s earnings and NAV per share. As each Advisory Agreement will require that a Fund issue common shares at the greater of (i) the current NAV per share of the class of common shares the Adviser will receive and (ii) the current offering price of the class of common shares the Adviser will receive in the dollar amount that would otherwise be paid as compensation in cash, it is expected that any such issuance will have a net neutral result on the indicators reviewed by Independent Directors.

[9]	As a result, the Adviser will not acquire shares at less than NAV per share.
[10]	The term “Independent Directors” means members of the Fund’s board of trustees or directors who are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

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Under each Advisory Agreement, the Adviser will have the ability to assign its right to receive payment of any Advisory Fees to an entity it controls, is controlled by or with which it is under common control (a “control affiliate”); provided that such an assignment may not disadvantage the Fund. For various reasons, including tax structuring, it may be more efficient for the Adviser to assign its right to receive any common shares issued to a control affiliate. Any common shares issued to a control affiliate of an Adviser will be subject to the same terms and conditions of the requested relief as if the common shares were issued to and held by the Adviser directly and an Adviser’s obligations to a Fund under the Advisory Agreement will remain unchanged. To the extent an Adviser receives any fallout benefits from an assignment to a control affiliate, the Adviser will disclose such benefits to the Independent Directors of the applicable Fund in connection with their annual review of such Fund’s Advisory Agreement in accordance with Section 15(c). Applicants do not believe such an assignment would reduce the benefits of the requested relief to a Fund or its shareholders or raise additional conflicts that would not be present if an Adviser received the common shares.

V.           LEGAL ANALYSIS

A.       Applicable Law

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 23(a)(1) of the 1940 Act prohibits a registered closed-end investment company from issuing any of its securities in exchange for services provided to the investment company11 and is made applicable to BDCs through Section 63 of the 1940 Act.

Section 23(a)(1) of the 1940 Act was enacted in 1940 in response to concerns associated with a practice of some funds paying insiders a definite number of shares of the fund at a future date for their services (rather than assigning a fixed dollar value to the services).12 Under this construct, if the value of the fund’s shares appreciated by the time the shares were payable by the fund, the compensation paid to the insiders exceeded the original cash value of the services provided. As a result, the fund treated insiders on a basis more favorable than other shareholders by allowing them to acquire fund shares at less than the net asset value of the shares. The insiders received a “windfall” that diluted the value of the shares held by other shareholders.

B.          Rationale for Relief

1.       The Requested Relief is Necessary or Appropriate in the Public Interest.

Applicants believe the requested relief is appropriate and in the interest of the Funds’ shareholders because when an Adviser elects to receive its Advisory Fees in common shares it would increase Fund assets available for investment purposes and create better alignment of interests between the Fund and the Adviser. Absent the requested relief, a Fund would be required to hold a greater amount of investable assets in cash for payment of Advisory Fees or could be forced to liquidate assets at unfavorable times or unfavorable prices to pay Advisory Fees in cash, which could be particularly problematic for a Fund that invests primarily in illiquid assets. For any Fee Calculation Period where the Adviser elects payment in common shares, the advance notice provided by the Adviser’s election will allow the Fund to deploy the cash that would otherwise need to be held for payment of Advisory Fees, reducing cash “drag” and opportunity costs for the Fund. These benefits to a Fund and its shareholders would not be available if it was required to pay Advisory Fees in cash to an Adviser, and the Adviser used the cash to purchase common shares from the Fund directly.

[11]	Section 22(g) of the 1940 Act provides a parallel prohibition for registered open-end investment companies.
[12]	See Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (October 14, 1999) (the “Director Interpretive Guidance”). (citing Investment Trusts and Investment Companies: Hearings on H.R. 10065 Before the House Subcomm, on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 124 (1940) (statement of David Schenker, Chief Counsel, Investment Trust Study, SEC)).

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Applicants assert that the requested relief further aligns the interests of an Adviser with those of Fund shareholders because the Adviser has more so-called “skin in the game.” As opposed to payment in cash, an Adviser invests in the Fund alongside, and at the same price as, other investors. This further aligns the interests of Fund shareholders and the Fund’s Adviser because the Adviser’s realizable compensation for any past payment is tied to maintaining or increasing the NAV per share price until the Adviser liquidates such common shares. Moreover, because an Adviser will agree to hold any common shares it receives in lieu of compensation for at least 12 months, the Adviser is further incentivized to act in the long-term interests of Fund shareholders.

As noted in Interpretive Matters Concerning Independent Directors of Investment Companies, when a fixed dollar amount is assigned to the services provided to a fund, payment in fund shares is functionally equivalent to payment in cash.13 As discussed above, even in the absence of the requested relief, an Adviser could lawfully achieve the same alignment of interests by using its own available cash to purchase shares. The requested relief achieves the same outcome (alignment of interests achieved by ownership of common shares by the Adviser) without the added step and resulting transaction and opportunity costs for the Fund stemming from paying the Adviser in cash.

2.          The Requested Relief is Consistent with the Protection of Investors.

Applicants assert that the type of self-dealing that Section 23(a)(1) was designed to prevent does not exist under the requested relief and to the extent it potentially exists, Applicants submit that there are ample protections in the proposed conditions to address potential conflicts of interest and prevent opportunities for self-dealing. For instance, on an annual basis, the Independent Directors will review the Fund’s Advisory Agreement, including the provisions allowing for payment of Advisory Fees in common shares and will confirm that such policy remains in the best interests of a Fund and its shareholders. The requested relief will also not result in a windfall to insiders because the common shares will be issued to the Adviser at the same price per share available to other similarly situated investors in the Fund at the time of issuance to the Adviser. Furthermore, the common shares will be issued in the amount of the cash value of the services that were rendered. The requested relief will not be used as a means for insiders to control any Fund because, as a condition of the requested relief, each Adviser, or control affiliate of an Adviser who has been assigned common shares, will vote any common shares received in lieu of cash payment of Advisory Fees in the same proportion as the vote of all other shareholders that are not (i) an Adviser or its control affiliates, and (ii) to the Adviser’s knowledge, affiliates of the Adviser (excluding control affiliates), for so long as an Adviser serves as the investment adviser to a Fund. Any common shares an Adviser or its affiliates may acquire with their own resources will not be subject to this condition.

Additionally, in order to assure that an Adviser bears the long-term benefits and risks of an investment in a Fund’s common shares, each Adviser will commit to the Fund to not sell any common shares received in lieu of cash payment of Advisory Fees for at least 12 months from the date of issuance. Each Fund will publicly disclose the Adviser’s commitment in the Fund’s registration statement or PPM. Furthermore, the applicable Adviser would represent that it would have access to the financial resources to pay its own expenses without receiving Advisory Fees in cash for the applicable Fee Calculation Period.

3.	The Proposed Transactions Will Be Consistent with the General Purposes, Policy and Provisions of the 1940 Act.

Applicants assert that the requested relief is consistent with the general purposes, policy and provisions of the 1940 Act. The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the findings enumerated in Section 1(b) of the 1940 Act. Section 1(b)(2) declares it against the public interest when investment companies are organized, operated, managed or their portfolio securities are selected in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. The concerns underlying the enactment of Section 23(a)(1) included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of stockholders’ equity in the investment company.14

[13]	Id. See Section V.C.2. below for additional discussion regarding the Director Interpretive Guidance.
[14]	See H.R. Rep. No. 76-2639, at 8 (1940) and S. Rep. No. 76-1775, at 7 (1940).

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Applicants assert that the requested relief does not raise concerns about preferential treatment of Applicant’s insiders because an Adviser will receive a class of common shares that is available for purchase by similarly qualified investors and that will be issued at the same price per share available to other investors in the Fund at the time of issuance to the Adviser. No Adviser will receive any preferential voting, dividend or liquidity rights with respect to common shares. The common shares will be subject to the same fees and expenses applicable to other shareholders in the relevant class. As discussed above, because the Adviser and any control affiliate will mirror vote any common shares received in lieu of cash for Advisory Fees, the requested relief would not become a means for insiders to obtain control of any Fund.

The Funds would not modify their capital structure as a result of the requested relief. The Fund’s registration statements, PPMs and proxy statements will include “plain English” disclosure on the existence of the relief, a statement that the Adviser may be compensated in common shares in lieu of cash and any potential risks associated with relying on the relief. Such risk disclosure may explain that third party shareholders will not have priority over the Adviser or its affiliates with respect to receiving liquidity during any periodic tender or repurchase offers and that may have the effect of diluting third party shareholders with respect to any such offers.

Applicants believe the proposed arrangement does not raise dilution concerns associated with other forms of equity-based compensation, such as stock options. As any of a Fund’s common shares issued to the Adviser at the greater of (i) the current NAV per share of the class of common shares the Adviser will receive and (ii) the current offering price of the class of common shares the Adviser will receive will always be adding assets to the Fund in direct proportion with the common shares issued, which forestalls any dilutive effect. By way of comparison, stock options holders are issued shares based on the option’s exercise price, which may be dilutive to existing shareholders if the exercise price is below a company’s current trading price.

C.          Precedent in Favor of Relief

1.	The Commission has Previously Granted Such Exemptive Relief.[15]

The Commission has previously granted exemptive relief under Section 6(c) of the 1940 Act for an exemption from Section 23(a)(1) of the 1940 Act to permit certain registered closed-end management investment companies and business development companies (as defined under Section 2(a)(48) of the 1940 Act) to pay investment advisory fees in their common shares. The Applicants submit that the applicable law, the exemptive relief requested, the rationale for the relief requested, the proposed arrangement, the conditions of the requested exemptive relief and the investor protections found in each of the Hamilton Lane Order, the Brookfield Order, the Franklin Order, the Prospect Order and the KKR Order are consistent with this Application.

[15]	See Hamilton Lane Private Assets Fund, et al., Investment Company Act Release No. 35430 (December 23, 2024) (the “Hamilton Lane Order”); Brookfield Infrastructure Income Fund Inc. and Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Investment Company Act Release No. 35318 (September 10, 2024) (the “Brookfield Order”); Franklin Lexington Private Markets Fund and Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC), Investment Company Act Release No. 35274 (July 2, 2024) (the “Franklin Order”); Prospect Capital Management L.P. and Prospect Floating Rate and Alternative Income Fund, Inc., Investment Company Act Release No. 34829 (February 8, 2023) (the “Prospect Order”); KKR Registered Advisor LLC and KKR Real Estate Select Trust Inc., Investment Company Act Release No. 34176 (January 21, 2021) (the “KKR Order”).

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2.	Orders for Internally Managed Closed-End Investment Companies and Business Development Companies.

The Commission has previously granted exemptive relief to allow internally managed closed-end investment companies16 and business development companies17 to issue restricted stock, and in some cases, stock options, as part of a compensation package for employees, officers and directors. In support of this relief, applicants argued that equity-based compensation is an essential component of a fund’s long-term success, allowing for alignment of a fund’s investment strategy, its stockholders’ return expectations and its employee compensation and allowing the fund to attract and retain superior senior management18 and emphasized the importance of reducing a fund’s cash compensation expenses to maximize its cash available for investments.19 Applicants believe many of the same arguments apply for an externally managed fund, where the adviser exercises investment discretion and oversees the fund’s day-to-day operations. Specifically the requested relief would provide for alignment of a fund’s investment strategy, its stockholders’ return expectations and its investment adviser’s compensation and reduce a fund’s cash compensation expenses to maximize cash available for investments. In contrast to the prior orders issued to internally managed closed-end funds and business development companies, Applicants are not seeking relief to issue restricted stock or stock options, which can raise complicated issues related to tax withholding obligations. Unlike the holder of a stock option, as a stockholder in a Fund entitled to receive dividend payments, any Adviser would have a vested interest in the Fund’s income stream and value protection.

3.       Director Interpretive Guidance.

The Staff has also recognized the benefits of allowing an investment company to align the interests of its directors with the interests of shareholders through the issuance of equity compensation. In the Director Interpretive Guidance, the Staff issued guidance stating that it would not recommend enforcement action under Section 22(g) if a fund compensates its directors with fund shares, provided that a fixed dollar value is assigned to the directors’ services prior to the time that the compensation is payable.20 Applicants believe the same reasoning for allowing funds to compensate directors in fund shares applies in the investment adviser context.

In favor of its position, the Staff highlighted the following benefits to shareholders:

•	enhanced fund governance by aligning the interests of a fund’s directors with the interests of its shareholders and creating a clear economic incentive for directors to protect the interests of fund shareholders; and

•	directors, as fund shareholders, are in a better position to evaluate the services the fund provides to its shareholders.

[16]	See Baker, Fentress & Company, Investment Company Act Release No. 23619 (December 22, 1998); Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005). Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to non-interested directors.
[17]	See Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016); Equus Total Return, Inc., Investment Company Act Release No. 32421 (January 10, 2017); Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013); Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012); Capital Southwest Corporation, Investment Company Act Release No. 29491 (October 26, 2010); Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010); Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008); Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008); MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).
[18]	See, e.g., Capital Southwest Corporation, Investment Company Act Release No. 29491 (October 26, 2010) at 5.
[19]	See, e.g., Hercules Capital, Inc., Investment Company Act Release No. 33360 (January 30, 2019).
[20]	Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (October 14, 1999). The Staff noted that a closed-end fund could apply the principles summarized in the guidance in the same manner as an open-end fund.

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While the Director Interpretive Guidance relates to directors and not investment advisers, the Applicants believe the benefits to shareholders are similar under both scenarios.

Under the Director Interpretive Guidance, a fund may compensate its directors with fund shares so long as a fixed dollar value is assigned to the directors’ services. Although Advisory Fees will not be set at a fixed dollar amount, they will be nonetheless readily ascertainable as a fixed dollar amount because they will be calculated in accordance with the terms of each applicable Advisory Agreement.

VI.         CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act.

The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1.	Each Fund will adopt an Advisory Agreement that specifies that its Adviser may opt to receive common shares in lieu of cash payment of Advisory Fees. Such Advisory Agreement will contain:

a.	A precise formula for determining the number of common shares to be issued as compensation to the Adviser for each applicable Fee Calculation Period, including the date upon which the calculation shall be performed, stating that the number of common shares that an Adviser will receive will be equal to the quotient of (x) the sum of Advisory Fees elected by the Adviser for payment in common shares and (y) the greater of (i) the current NAV per share of the class of common shares the Adviser will receive, as determined by or under the supervision of the Fund’s board of directors in accordance with Section 23(b) of the 1940 Act and (ii) the current offering price of the class of common shares the Adviser will receive.

b.	A provision ensuring that such Adviser must elect in advance of each Fee Calculation Period whether the Advisory Fees for that Fee Calculation Period will be payable in cash, shares of the Fund, or some combination of cash and shares of the Fund, and if a combination of cash and shares, what the breakdown will be.

2.	Any common shares received by an Adviser in lieu of cash payment of Advisory Fees will have the same rights and obligations as common shares of the same class issued to other investors in the Fund, except that an Adviser will mirror vote any common shares received in lieu of cash payment of Advisory Fees in the same proportion as the vote of all other shareholders that are not (i) an Adviser or its control affiliates, and (ii) to the Adviser’s knowledge, affiliates of the Adviser (excluding control affiliates), for so long as the Adviser serves as the investment adviser to the Fund. The Adviser will not receive preferential voting, dividend or liquidity rights with respect to its common shares and will be subject to the same fees and expenses applicable to the Fund’s other shareholders in the relevant class.

3.	Each Fund will disclose in its registration statements, PPMs and proxy statements (i) that its Adviser may be compensated in common shares in lieu of cash payments in reliance on the relief, (ii) that its Adviser will commit not to sell any common shares received in lieu of a cash payment of Advisory Fees for at least 12 months from the date of issuance, except in exceptional circumstances (in such a case, the Adviser will keep a record of the reason for selling the shares within 12 months and the records will be maintained and preserved in accordance with Rule 204-2(e)(1) under the Advisers Act), and (iii) any potential risks related to relying on the relief. For any Fee Calculation Period during which the Adviser has elected to receive all or a portion of its Advisory Fees in common shares, the Fund will post a notice to that effect on the Fund’s website. The Fund will maintain and make publicly available on the Fund’s website a historical record of how the Adviser was compensated for each Fee Calculation Period during the Fund’s last three fiscal years. The Fund will include, in response to any item on the applicable Form for registration of securities requiring a description of the Adviser’s compensation (currently Item 9 of Form N-2) and in a similar description contained in a PPM for any private offering, a cross-reference noting the availability of such historical information on the Fund’s website.

4.	The requested relief will expire on the effective date of any Commission rule under the Act that provides relief addressing the ability of closed-end investment companies to pay their investment advisers their advisory fees in its common shares in lieu of paying an equivalent amount in cash.

Page 11 of 65 Sequentially Numbered Pages (including exhibits)

VII.       PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Gautam Bhandari
I Squared Capital Registered Advisor LLC
600 Brickell Avenue, Penthouse
Miami, FL 33131
(786) 841-5119
gautam.bhandari@isquaredcapital.com

Applicants further state that all written or oral communications concerning this Application should be directed to:

Benjamin Wells, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2516
bwells@stblaw.com

Jonathan H. Gaines, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-3974
jonathan.gaines@stblaw.com

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.       CONCLUSION AND SIGNATURES

Based on the facts, analysis and conditions described in the Application, the Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting relief from Section 23(a)(1) to the extent necessary to allow a Fund to pay the Adviser Advisory Fees in common shares. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Page 12 of 65 Sequentially Numbered Pages (including exhibits)

The Applicants have caused this Application to be duly signed on their behalf on the 11th day of February, 2025.

ISQ INFRASTRUCTURE INCOME FUND

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Trustee

I SQUARED CAPITAL REGISTERED ADVISOR LLC

By:	I Squared Capital, LLC, its sole member
By:	ISQ Holdings, LLC, its managing member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

Page 13 of 65 Sequentially Numbered Pages (including exhibits)

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2 Exhibit C	Verifications Marked Copies

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Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he or she is the duly elected Trustee of ISQ Infrastructure Income Fund (the “Fund”) and that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended (the "1940 Act"), and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the sole trustee of the Fund adopted the following resolutions on the 11th day of February, 2025 in accordance with the organizational documents of the Fund:

WHEREAS: The sole trustee has reviewed the Fund’s Exemptive Application (the “Fee in Shares Application”) for an order from the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 6(c) of the 1940 Act for exemption from Section 23(a)(1) of the 1940 Act to permit the Fund to pay I Squared Capital Registered Advisor LLC (the “Adviser”) all or a portion of its management and incentive fees in the Fund’s common shares; and

WHEREAS: The Fund desires to pay the Adviser all or a portion of its management and incentive fees in the Fund’s common shares; and

WHEREAS: It is advisable and in the best interest of the Fund that the Fund file the Fee in Shares Application.

NOW, THEREFORE, BE IT:

RESOLVED: That the filing of the Fee in Shares Application pursuant to Section 6(c) of the 1940 Act for the Fund, that, if granted, would permit the Fund to pay its Adviser all or a portion of its management and incentive fees in the Fund’s common shares, with the SEC, is approved, ratified and confirmed in all respects; and be it further

RESOLVED: That the officers of the Fund are, and each of them acting singly hereby is, authorized to execute and file or cause to be filed in the name and on behalf of the Fund with the SEC any amendments to the Fees in Shares Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund, and to take such other action as the officer or officers so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Trustee

Page 15 of 65 Sequentially Numbered Pages (including exhibits)

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he or she is an authorized person of I Squared Capital Registered Advisor LLC (the “Company”); that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By: I Squared Capital, LLC, its sole member
By: ISQ Holdings, LLC, its managing member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

Page 16 of 65 Sequentially Numbered Pages (including exhibits)

Exhibit B-1

VERIFICATION

The undersigned states that he or she has duly executed the attached application, dated February 11, 2025, for and on behalf of ISQ Infrastructure Income Fund (the “ISQ Fund”); that he or she is authorized to execute the attached application on behalf of the ISQ Fund; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Trustee

Page 17 of 65 Sequentially Numbered Pages (including exhibits)

Exhibit B-2

VERIFICATION

The undersigned states that he or she has duly executed the attached application, dated February 11, 2025, for and on behalf of I Squared Capital Registered Advisor LLC (the “Company”); that he or she is authorized to execute the attached application on behalf of the Company; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his or her knowledge, information and belief.

By: I Squared Capital, LLC, its sole member
By: ISQ Holdings, LLC, its managing member

By:	/s/ Gautam Bhandari
Name:	Gautam Bhandari
Title:	Manager

Page 18 of 65 Sequentially Numbered Pages (including exhibits)

Exhibit C

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(E)(3)

Page 19 of 65 Sequentially Numbered Pages (including exhibits)